UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: May 31, 2021	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated May 29, 2021 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about RBI Order.

Exhibit I

May 29, 2021

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Sub: Intimation.

Dear Sir/Madam,

We wish to inform you that the Reserve Bank of India (RBI) has imposed, by an order dated May 27, 2021 (as received by the Bank on May 28, 2021), a monetary penalty of ₹10.00 crore (Rupees ten crore only) on HDFC Bank Limited (‘Bank’). As per the said order, the penalty has been imposed in exercise of powers vested in RBI under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949 (Act), for marketing / sale of third party non-financial products in contravention of provisions of Section 6(2) and Section 8 of the Act.

The Bank has always endeavoured to maintain the highest standards of Compliance and Culture within the organization, and shall continue to do so, including engaging with the Regulator in this regard.

This is for your information and appropriate dissemination.

Thanking you,

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary